e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

03045007

03 DEC -9 AM 7:21

BY DHL

4 December 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dlw 12/8

Lau Wai Ming Raymond
Legal Counsel

Encls.

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 4 December 2003

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Standard Form A – Change of authorized representatives	25 September 2003	SEHK (pursuant to Listing Rules)
2.	Form D2 – Appointment and resignation of secretary	25 September 2003	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
3.	Announcement – Change of Company Secretary	25 September 2003	SEHK (pursuant to Listing Rules)
4.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 30 September 2003 & 31 October 2003	8 October 2003 7 November 2003	SEHK (pursuant to Listing Rules)
5.	Announcement – Resignation of Chief Executive Officer and Director	27 November 2003	SEHK (pursuant to Listing Rules)
6.	Form D2 – Resignation of director	2 December 2003	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
7.	Register of Directors & Officers	3 December 2003	Bermuda Companies Act

Standard Form A

03 DEC -3 AM 7:21

To : The Stock Exchange of Hong Kong Limited - Listing Division

From : Lim Shyang Guey
(Name of Responsible Official and, if applicable, Name and Capacity of Representative Company)

Re : e-Kong Group Limited
(Name of the subject Company/~~Unit Trust/Mutual Fund~~)

Subject : Authorised Representatives

Date : 25 September 2003

1. The required details of the two authorised representatives (pursuant to Rule 3.06(1) of the Rules Governing the Listing of Securities) of the subject Company/~~the Management Company of the subject Unit Trust/Mutual Fund~~ are as follows :-

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Authorised Representative
Lim Shyang Guey	Executive Director	3101 3047	2367 7898	2811 1203		A
Lau Wai Ming Raymond	Company Secretary	3101 3042	2987 7186	3101 0194		B

2. The following particulars (where appropriate) are the required details of the alternates (pursuant to Rules 3.06(2) of the Rules Governing the Listing of Securities) of the Authorised Representatives :-

	Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Applicable Period (if any) From	To
A:								
B:								

Remarks :-

Authorised Signature

CR

Companies Registry

公司註冊處

COPY

03 DEC -9 7:21

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☑ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Wang	Poey Foon, Angela

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P093214(4)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	09	2003	

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address 提交人的姓名及地址

e-Kong Group Limited
Corporate Office
3805
Tower II, Lippo Centre
89 Queensway
Hong Kong

For O 請勿填

Your Receipt
Companies Registry
H.K.

26/09/2003	CC500439
CR No. :	F-006726-
Sh. Form :	02F
13	$20.00
TOTAL(CSH)	$20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **F6726**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Secretary	25	09	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Lau	Wai Ming Raymond

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: Flat B, 8th Floor, Haven Court, Peninsula Village, Discovery Bay, Lantau Island, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D 808576(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.
本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名： [signature]

(Name 姓名)：(Lim Shyang Guey)

Director／ ~~Secretary／ Manager／ Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Date 日期： 25 September 2003

* *Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

COPY

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☑ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Wang	Poey Foon, Angela

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P093214(4)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation
辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	09	2003	

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
Corporate Office
3805
Tower II, Lippo Centre
89 Queensway
Hong Kong

For O
請勿填

Your Receipt
Companies Registry
H.K.

26/09/2003 CC500439
CR No. : F-006726-
Sh. Form : 02F
13 $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Secretary	25	09	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Lau	Wai Ming Raymond
Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Flat B, 8th Floor, Haven Court, Peninsula Village, Discovery Bay, Lantau Island, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D 808576(6)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Lim Shyang Guey)

Date 日期： 25 September 2003

Director／~~Secretary／Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

03 DEC -2 7:21

e-Kong Group Limited

(incorporated in Bermuda with limited liability)
www.e-kong.com

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Ms. Wang Poey Foon, Angela has resigned as the company secretary of the Company with effect from 25 September 2003. The Board would like to express its gratitude to Ms. Wang for her dedicated contribution and support towards the Company during her service with the Company.

The Board is also pleased to announce that Mr. Lau Wai Ming Raymond has been appointed as the company secretary of the Company with effect from 25 September 2003.

By Order of the Board of
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 25 September 2003

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

CHANGE OF COMPANY SECRETARY

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Ms. Wang Poey Foon, Angela has resigned as the company secretary of the Company with effect from 25 September 2003. The Board would like to express its gratitude to Ms. Wang for her dedicated contribution and support towards the Company during her service with the Company.

The Board is also pleased to announce that Mr. Lau Wai Ming Raymond has been appointed as the company secretary of the Company with effect from 25 September 2003.

By Order of the Board of
e-Kong Group Limited
Lim Shyang Guey
Director

Hong Kong, 25 September 2003

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

03 DEC -3 AM 7:21

BY HAND

8 October 2003

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2003 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 September 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey
(Name of Responsible Official)

Tel No. : 2296 9700

Date : 2 October 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	25,000 (Remark 1)	1,130,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : (1) 25,000 share options lapsed due to the cessation of employment of Chan Siu Mei, Amy

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

03 DEC -8 AM 7:21

BY HAND

8 October 2003

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2003 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 September 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 2 October 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date):)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,155,000	Nil	Nil	25,000 (Remark 1)	1,130,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : (1) 25,000 share options lapsed due to the cessation of employment of Chan Siu Mei, Amy

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

03 DEC -3 AM 7:21

BY HAND

7 November 2003

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2003 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2396 9700

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 October 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 November 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ — 2. Preference Shares : ✓
3. Other classes of shares : — please specify : ________
4. Warrants : — please specify : ________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ( )		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,130,000	Nil	Nil	Nil	1,130,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$____	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$____	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

03 DEC -3 AM 7:21

BY HAND

7 November 2003

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2003 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

www.e-kong.com

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 October 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 November 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,130,000	Nil	Nil	Nil	1,130,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	Nil	1,835,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

China Daily Friday, 28th November 2003

03 DEC -3 AM 7:21

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

RESIGNATION OF CHIEF EXECUTIVE OFFICER AND DIRECTOR

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Derrick Francis Bulawa has resigned as the Chief Executive Officer and Director of the Company with effect from 25 November 2003. Mr. Bulawa is credited with spearheading the Company's evolution into a growth-based technology company. The Board would like to express its gratitude to Mr. Bulawa for his dedicated contribution and support to the Company during his four years of service with the Company.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 27 November 2003

China Daily Friday, 28th November 2003

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

RESIGNATION OF CHIEF EXECUTIVE OFFICER AND DIRECTOR

The Board of Directors (the "Board") of e-Kong Group Limited (the "Company") wishes to announce that Mr. Derrick Francis Bulawa has resigned as the Chief Executive Officer and Director of the Company with effect from 25 November 2003. Mr. Bulawa is credited with spearheading the Company's evolution into a growth-based technology company. The Board would like to express its gratitude to Mr. Bulawa for his dedicated contribution and support to the Company during his four years of service with the Company.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 27 November 2003

CR

Companies Registry
公司註冊處

03 DEC -9 AM 7:21

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
- ☐ New appointment 新委任
- ☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Bulawa	Derrick Francis

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P121051(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	11	2003	

Date 日期

* Please tick the relevant box(es) 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
Corporate Office
Room 3805
Tower II, Lippo Centre
89 Queensway
Hong Kong

(Tel : 3101 3046)

For (
請勿
Your Receipt
Companies Registry
H.K.

02/12/2003 BB467383
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
TOTAL(CHQ) $20.00

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Lim Shyang Guey) Date 日期：- 2 DEC 2003

Director／~~Secretary／Manager／~~
Authorized Representative *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職
☐ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Bulawa	Derrick Francis

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P121051(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
25	11	2003	

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
Corporate Office
Room 3805
Tower II, Lippo Centre
89 Queensway
Hong Kong

(Tel : 3101 3046)

For C
請勿圳

Your Receipt
Companies Registry
H.K.

02/12/2003	BB467383
CR No. :	F-006726-
Sh. Form :	D2F
13	$20.00
----------	----------
TOTAL(CHQ)	$20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (Lim Shyang Guey)

Director／~~Secretary／Manager／~~ Authorized Representative *

董事／秘書／經理／授權代表 *

Date 日期 : - 2 DEC 2003

** Delete whichever does not apply 請刪去不適用者*

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Matthew Brian Rosenberg 53A Sailmakers Court William Morris Way Fulham, SW6 2UX London United Kingdom	Director	
Richard John Siemens 33A Tower 3 Hillsborogh Court 18 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

Name and Address	Directors	Offices

12/3/2003

Register of Directors & Officers

Matter: 300812

Type: Exempted/IBC

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Matthew Brian Rosenberg 53A Sailmakers Court William Morris Way Fulham, SW6 2UX London United Kingdom	Director	
Richard John Siemens 33A Tower 3 Hillsborogh Court 18 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

Name and Address	Directors	Offices